Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.faegredrinker.com

November 2, 2021

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Global Credit Opportunities Fund (the “Fund” or “Registrant”) (File

Nos. 333-249534 and 811-22802)

Dear Ms. Fettig:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided by telephone on September 8, 2021 and on October 20, 2021 regarding the Fund’s December 31, 2020 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on March 10, 2021 and the Fund’s Form N-CEN, which was filed with the SEC on March 12, 2021.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.

Comment: The Registrant is identified as non-diversified. The Staff notes, however, that it appears the Registrant has been operating as diversified. Please confirm whether the Fund has been operating as diversified for more than three years and, if so, that the Fund will obtain shareholder approval prior to changing its operating status back to non-diversified.

Response: The Fund may, from time to time, appear to operate as diversified due to its portfolio holdings. However, the Fund has not operated as diversified for a continuous three-year period. If the Fund were to operate in a diversified manner continuously for a three-year period, the Fund would seek shareholder approval prior to changing its operating status back to non-diversified.

Ms. Christina DiAngelo Fettig

November 2, 2021

2.

Comment: Please confirm if any of the Registrant’s loans are considered unitranche loans. If there is a significant investment in unitranche loans, please add risk disclosure related to unitranche loans and specifically identify such loans as unitranche loans on the Schedule of Investments and disclose the lot relief method (e.g., LIFO, FIFO, etc.).

Response: The Registrant confirms that certain of its loans are considered unitranche loans, but the Fund is not significantly invested in unitranche loans. As a result, the Registrant will add the requested disclosures if the amount of unitranche loans invested in by the Fund becomes significant.

3.	Comment: Please provide the extent to which the Registrant is invested in covenant-lite loans and confirm appropriate disclosure on the risks of covenant-lite loans is included.

Response: The Registrant does not hold a significant amount of covenant-lite loans and confirms appropriate disclosure is included. If the Fund’s investment in covenant-lite loans becomes significant, the Registrant will include appropriate disclosure on the risks of covenant-lite loans.

4.

Comment: The Registrant indicated on Item C.7.e of its Form N-CEN, which was filed on March 12, 2021, that it relied on Rule 17a-7. The Staff notes, however, that there is no disclosure regarding Rule 17a-7 in the Fund’s financial statements contained in the Annual Report. Please confirm whether Rule 17a-7 disclosure should be included in the Annual Report.

Response: The Registrant confirms that Item C.7.e of its Form N-CEN should not have been checked, as the Registrant did not have any Rule 17a-7 transactions during the year ended December 31, 2020. Going forward, the Registrant will not check Item C.7.e of its Form N-CEN if there are not any Rule 17a-7 transactions during the reporting period.

5.

Comment: Please confirm that the Registrant performed the significant subsidiary test under Rule 1-02(w)(2) for the controlled investments listed in the Schedule of Investments of the financial statements contained in the Annual Report.

Response: The Registrant confirms that the significant subsidiary test under Rule 1-02(w)(2) (“Significant Subsidiary Test”) was performed and that none of the investments listed in the Schedule of Investments as of December 31, 2020 contained in the Annual Report met the definition of the Significant Subsidiary Test.

Ms. Christina DiAngelo Fettig

November 2, 2021

6.

Comment: Please explain why the Bridge Street Warehouse CLO I Ltd. investment (the “CLO Warehouse”) was not marked as controlled in the December 31, 2020 Schedule of Investments in the Annual Report. The Staff notes that this investment was marked as controlled in the Schedule of Investments in the Fund’s Form N-PORT for the reporting period ended September 30, 2020. Please also describe what changed between September 30, 2020 and December 31, 2020 that caused the investment to no longer be controlled. Please confirm that when performing the analysis, the Registrant relied on the definition of “control” in Reg S-X. In addition, Reg S-X 12(14) footnote 1 states the affiliates table should include investments where there was an investment at any time during the period. Please explain why footnote u under the Schedule of Investments in the Annual Report did not include the CLO Warehouse investment.

Response: The CLO Warehouse was incorrectly deemed to be controlled by the Registrant and disclosed as such in the Fund’s Form N-PORT filing covering the reporting period ended September 30, 2020. The Registrant has confirmed that as of December 31, 2020, the CLO Warehouse did not meet the Reg S-X definition of control, because the Registrant did not possess, direct or indirect, power to direct or cause the direction of the investment’s management and policies, whether through the ownership of voting shares, by contract, or otherwise. As a result, the CLO Warehouse was not a controlled investment as of December 31, 2020 and not included as such in the affiliates table in footnote u under the Schedule of Investments in the Annual Report.

7.

Comment: In the Portfolio Highlights Chart at beginning of the Annual Report (the “Chart”), please explain how derivatives are disclosed or add disclosure to indicate that derivatives are not disclosed in the Chart.

Response: The Registrant notes that the Chart is not inclusive of derivatives. The Registrant will add disclosure stating that derivatives are not included in the Chart in future reports.

8.

Comment: Footnote (o) to the Schedule of Investments on page 8 of the Annual Report notes that “securities held by Bucks Funding may be rehypothecated from time to time.” Please confirm if any securities held by Bucks Funding were rehypothecated, and if so, please indicate so and disclose the risks related to rehypothecated loans and any income associated with the rehypothecated loans.

Response: The Registrant confirms that there were no securities rehypothecated by Bucks Funding as of December 31, 2020. The Registrant will include such disclosure, if applicable, in future reports.

Ms. Christina DiAngelo Fettig

November 2, 2021

9.

Comment: Footnote 1 under Note 9 on page 35 of the Annual Report states that “each series of the Term Preferred Shares are considered senior securities representing indebtedness for purposes of complying with the asset coverage requirements under the 1940 Act applicable to closed-end management investment companies.” Please confirm whether the Registrant considers Term Preferred Shares to be borrowings under the asset coverage requirements and confirm that the asset coverage calculation for the Term Preferred Shares complies with Section 18(h) of the Investment Company Act of 1940 (the “1940 Act”). Please supplementally provide the asset coverage calculations for the Fund’s Term Preferred shares.

Response: The Registrant confirms it does not consider Term Preferred Shares to be borrowings for purposes of complying with the asset coverage requirements and will update the aforementioned disclosure accordingly in future reports. In addition, the Registrant confirms that the asset coverage calculation for the Term Preferred Shares will take into account indebtedness pursuant to Section 18(h) of the 1940 Act going forward.

10.

Comment: With respect to the fair value disclosure chart on page 34 of the Annual Report, there is one line item for net transfers in or out of Level 3. Please revise the chart to separately disclose the transfers into Level 3 and transfers out of Level 3.

Response: The Registrant confirms that it will separately disclose transfers into Level 3 and transfers out of Level 3, as applicable, in future reports.

11.

Comment: Under the Principal Investment Strategies and Policies section on page 47 of the Annual Report, it states that the Fund has “investments in a number of different countries throughout the world,” but the Staff notes that 92% of the Fund’s investments are in the United States. The Fund has a reference to “global” in its name, but the Fund’s historical exposure to the U.S. has consistently exceeded 85%. Historically, the Staff has taken the position that the use of the term “global” in a fund’s name is appropriate if at least 40% of a fund’s assets is invested in companies organized or located in multiple countries outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S. Please explain why the Fund’s historical allocations to non-U.S. countries is consistent with investor expectations of a global portfolio or consider revising the strategy or name, as appropriate.

Response: The Registrant has carefully considered the SEC staff’s comment and respectfully submits that the term “global” should remain in the Fund’s name, and the Fund’s historical allocations and current disclosure are consistent with investor expectations and in compliance with existing requirements and guidance. The Registrant respectfully disagrees that the use of the term “global” in the Fund’s name requires it to invest at least 40% of its assets in companies organized or located in multiple countries outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S. The Registrant submits that the Fund’s investment strategy is consistent with investor expectations for the following reasons: (1) the Investment Company Institute (“ICI”) memorandum dated June 4, 2012 (“ICI Memorandum”), clarifies that it is the

Ms. Christina DiAngelo Fettig

November 2, 2021

SEC staff’s position that the 40% policy is not compulsory for global funds; (2) the SEC did not determine that the term “global” was subject to Section 35(d) or Rule 35d-1 under the 1940 Act; and (3) the use of the term “global” in the Fund’s name is not misleading because the Fund’s principal investment strategies and policies currently provide appropriate detailed disclosure.

1.

In response to ICI member inquires, the ICI sought clarification from the SEC staff on their view of fund names that include the term “global.” The ICI Memorandum, summarizing its conversations with senior members of the SEC staff, states that a 40% policy is not compulsory for global funds, though a fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Registrant respectfully submits that its disclosure on this point is sufficient, as the current disclosure indicates that the Fund invests its assets in investments in a number of different countries throughout the world, primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The current disclosure further states that geographic areas of focus for the Fund are subject to change from time to time, may be changed without notice to the Fund’s shareholders and there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. Securities.

2.

Rule 35d-1 addresses certain investment company names that are likely to mislead investors about a company’s investment emphasis. See Investment Company Names, Investment Company Act Release No. IC-24828 (January 17, 2001). When adopted, the SEC specifically considered whether to include the term “global” in Rule 35d-1’s ambit and explicitly chose not to do so. The SEC’s final rule release specifically notes that “the terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the rule.”

3.

Section 35(d)(1) provides that to determine whether a fund name is misleading, the test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” 15 U.S.C. 80a-34(d); Pub. L. No. 104-290, § 208, 110 Stat. 3416, 3432 (1996). The source of a company’s investments and risks, as well as the facts and circumstances surrounding the use of the name, should be examined in this analysis. See Investment Company Names, Investment Company Act Release No. IC-24828, at n.47 (January 17, 2001). The Registrant believes that the Fund’s name is not materially deceptive

Ms. Christina DiAngelo Fettig

November 2, 2021

or misleading. The Fund’s principal investment strategies and policies state that the Fund invests its assets in investments in a number of different countries throughout the world, primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The current disclosure further states that geographic areas of focus for the Fund are subject to change from time to time, may be changed without notice to the Fund’s shareholders and there is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in non-U.S. Securities. The Registrant believes the Fund’s historical allocations align with its current disclosure, which is sufficient and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

For these reasons, the Registrant maintains its position that the Fund’s name and the Fund’s current disclosure would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with the Fund’s intended investments or the risks of those investments.

12.

Comment: Under the Risk Factors section on page 50 of the Annual Report, it states “For a summary of the Fund’s principal risks, please refer to Note 10. Concentration of Risk.” The Staff notes that under Note 10 it states “The risks described below are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund.” Please explain how this disclosure complies with the risk disclosure required under Rule 8b-16. The Staff notes that disclosure under Rule 8b-16 should be linked together and not separated in the notes to the financial statements. In addition, per the AICPA expert panel meeting minutes, Rule 8b-16 disclosures should not be included in the notes to the financial statements.

Response: The Registrant confirms that it will include the complete risk disclosure required under Rule 8b-16 under the “Summary of Updated Information Regarding the Fund (Unaudited)” section in future annual report filings, which is a separate section from the notes to the financial statements.

13.

Comment: The Staff notes that certain investments held by FS Multi-Alternative Income Fund may have required the disclosure of Acquired Fund Fees and Expenses (“AFFE”) in the fee table. Please confirm that all current and future funds of the Registrant will include the appropriate AFFE disclosure in the fee table as discussed under the “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses” published on the SEC’s website.

Ms. Christina DiAngelo Fettig

November 2, 2021

Response: The Registrant confirms that, to the extent applicable, all current and future funds will include the appropriate AFFE disclosure in the fee table as noted under the “Staff Responses to Questions Regarding Disclosure of Fund of Funds Expenses” published on the SEC’s website.

*    *    *    *    *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Very truly yours,

/s/ Joshua B. Deringer
Joshua B. Deringer